SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CERTIFICATE PURSUANT TO RULE U-24
Under
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Commission File Number: 70-09767

Filed pursuant to Rule U-24 under the
Public Utility Holding Company Act of 1935 by:

WPS Resources Corporation and Wisconsin Public Service Corporation
(Exact name of Applicants as specified in its charter)

Wisconsin	39-1775292 (WPSR) 39-0715160 (WPSC)
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Nos.)

700 North Adams Street P.O. Box 19001 Green Bay, Wisconsin (Address of principal executive offices)	54307 (Zip Code)

        WPS Resources Corporation and Wisconsin Public Service Corporation hereby certify pursuant to Regulation 250.24 (Rule U-24) of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 that:

        1. On January 1, 2001, Wisconsin Public Service Corporation transferred its Transmission Assets as defined in the Application referred to in paragraph 2 below to American Transmission Company LLC, a Wisconsin limited liability company (the "Transco"). On December 28, 2000, Wisconsin Public Service Corporation acquired the sole membership interest in WPS Investments, LLC, a Wisconsin limited liability company which on January 1, 2001, acquired or became entitled to receive an approximately 12.21 percent membership interest in the Transco. On January 1, 2001, Wisconsin Public Service Corporation purchased approximately 12.21percent of the Class A stock and one share of the Class B stock of ATC Management Inc., a Wisconsin corporation, which is the corporate manager of the Transco (collectively, the "Transactions").

        2. The Transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the application of WPS Resources Corporation and Wisconsin Public Service Corporation to the Securities and Exchange commission (the "Commission") dated October 12, 2000 (the "Application") as amended, and of the Order of the Commission, dated December 28, 2000 (Release No. 35-27330; 70-9767).

        3. The transactions described in paragraph 1 were carried out in accordance with the order of the Public Service Commission of Wisconsin in its Docket No. 137-NC-100, dated December 22, 2000, a copy of which has been incorporated by reference to Exhibit D-8 to Alliant Energy SEC File No. 70-9735 as Exhibit D-4 to Amendment 3 to the Application.

        4. Pursuant to paragraph F.(2) of the instructions as to exhibits for Form U-1, there is filed herewith as Exhibit F-2 to the Application the "past tense" opinion of Foley & Lardner dated as of the date of this Certificate.

        Dated: January 10, 2001.

WPS RESOURCES CORPORATION
WISCONSIN PUBLIC SERVICE CORPORATION

By:     /s/ Barth J. Wolf
Barth J. Wolf
Secretary and Manager-Legal Services

EXHIBIT F-2
(FOLEY & LARDNER LETTERHEAD)
BRUSSELS CHICAGO DENVER DETROIT JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	FIRSTAR CENTER 777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5367 TELEPHONE (414) 271-2400 FACSIMILE (414) 297-4900	ORLANDO SACRAMENTO SAN DIEGO SAN FRANCISCO TALLAHASSEE TAMPA WASHINGTON, D.C. WEST PALM BEACH
EMAIL ADDRESS mnolan@foleylaw.com	WRITER'S DIRECT LINE (414) 297-5672	CLIENT/MATTER NUMBER 086120/0676

January 11, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: WPS Resources Corporation
Wisconsin Public Service Corporation
Form U-1 Application

Dear Gentlemen:

        We have examined the Form U-1 Application dated October 12, 2000, as amended (the "Application"), of WPS Resources Corporation ("WPSR") and Wisconsin Public Service Corporation ("WPSC"), to which this opinion is an exhibit, requesting an order of the Commission under the Public Utility Holding Company Act of 1935 (the "Act"), authorizing (1) WPSC or a limited liability company of which WPSC is the sole member ("WPSC-NEWCO") to receive a proportionate share of the membership interests of American Transmission Company, LLC, a Wisconsin limited liability company ("Transco") in exchange for the transfer of WPSC's transmission facilities, associated substations and real property interests (the "WPSC Transmission Assets"), such proportional share to be based on the net book value of the WPSC Transmission Assets contributed relative to that contributed by other utilities which become members of the Transco, (2) WPSC to purchase Class A shares of ATC Management Inc., a Wisconsin Corporation, the manager of the Transco (the "Manager"), (3) WPSC to purchase one Class B Share of the Manager, and (4) WPSC to acquire all of WPSC-NEWCO's membership interests in exchange for cash (the transactions referred to in the preceding clauses (1) through (4) being hereinafter collectively referred to as the "Transactions").

        Based upon our examination of such instruments, documents and matters of law as we have deemed requisite, it is our opinion that:

       1.    WPSR, WPSC, and the Manager are corporations validly organized and duly existing under the laws of the State of Wisconsin. Transco and WPSC-NEWCO are limited liability companies duly organized and existing under the laws of the State of Wisconsin.

        2. All State laws applicable to the Transactions have been complied with.

        3. The Manager's Class A Stock and Class B Stock which WPSC has the right to acquire, will be validly issued, fully paid and, except as indicated below, non-assessable, and WPSC will be entitled to the rights and privileges appertaining thereto set forth in the Manager's Articles of Incorporation; the membership interests in Transco acquired by WPSC-NEWCO are validly issued, fully paid, non-assessable and WPSC-NEWCO is entitled to the rights and privileges appertaining thereto set forth in the articles of organization and operating agreement of Transco; and the membership interest in WPSC-NEWCO acquired by WPSC are validly issued, fully paid, non-assessable and WPSC will be entitled to the rights and privileges appertaining thereto set forth in the articles of organization and operating agreement of WPSC-NEWCO.

        With respect to the non-accessibility of the Manager's Class A and Class B Stock, Section 180.0622(2)(b) of the Wisconsin Statutes, as judicially interpreted, imposes on the shareholders of such corporation a liability equal to the par value of their shares for all debts which may be due to the employees of that corporation for services performed for the corporation but not to exceed six months' service in any one case.

        4. WPSC has legally acquired the sole membership interest in WPSC-NEWCO and the right to receive the Shares of Class A Stock and Class B Stock of the Manager. WPSC-NEWCO has legally acquired the membership interests in Transco.

        5. The consummation of the Transactions do not violate the legal rights of the holders of any securities issued by WPSR or WPSC, or of any associate company thereof.

        We hereby consent to the filing of this opinion as an exhibit to the Application.

Very truly yours,

/s/ Foley & Lardner

FOLEY & LARDNER